Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

First Quarter Ended

March 31, 2015

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

INDEX TO

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated financial statements (“financial statements”) for the first quarter ended March 31, 2015, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on April 28, 2015. These financial statements have not been audited or reviewed by the Company’s external auditors.

These financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to interim reporting standards. The condensed consolidated financial statements have been prepared in United States dollars (“USD” or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These financial statements should be read in conjunction with the annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2014.

Condensed Consolidated Balance Sheets	Page 3

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 4

Condensed Consolidated Statement of Changes in Shareholders’ Equity	Page 5

Condensed Consolidated Statements of Cash Flows	Pages 6-7

Condensed Notes to the Interim Consolidated Financial Statements	Pages 8-32

2

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Reported in US Dollars)

		Unaudited	Audited
		March 31,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents		$1,620,700	$2,162,200
Trade receivables		566,200	577,200
Gold inventories	3	17,799,300	17,382,700
Supply inventories		1,129,800	1,038,300
Prepaids, investments available-for-sale, and other current assets		611,700	620,200
Total current assets		21,727,700	21,780,600

Non-current assets
Property, plant, mine development and mineral interests, net	4	62,667,900	66,166,300
Restricted cash and marketable securities held in surety	5	4,006,900	4,316,000
Stripping activity assets, net	6	3,864,800	3,956,700
Other non-current assets		25,200	25,800

Total assets		$92,292,500	$96,245,400

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$6,037,500	$4,623,300
Asset retirement obligations	7	890,400	868,600
Notes payable	8	19,422,000	1,830,500
Finance leases	9	1,683,100	1,685,100
Other current liabilities		807,100	674,700
Total current liabilities		28,840,100	9,682,200

Non-current liabilities
Notes payable	8	1,118,700	18,806,000
Finance leases	9	1,091,500	1,477,800
Asset retirement obligations	7	3,592,200	3,625,200
Other non-current liabilities		50,000	75,000
Total liabilities		34,692,500	33,666,200

Commitments and Contingencies	11

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 209,057,380 at March 31, 2015, and 207,347,362 at December 31, 2014	12	135,120,900	134,992,600
Contributed surplus		9,168,200	9,144,600
Deficit		(86,250,600)	(81,122,000)
Accumulated other comprehensive loss		(438,500)	(436,000)
Total shareholders' equity		57,600,000	62,579,200

Total liabilities and shareholders' equity		$92,292,500	$96,245,400

On behalf of the Board of Directors:

/s/ Paul Zink	/s/ David H. Watkins
Paul H. Zink, Audit Committee Chairman	David H. Watkins, Chairman
April 28, 2015	April 28, 2015

The accompanying notes are an integral part of these consolidated financial statements.

3

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Three Months Ended March 31

(Reported in US Dollars, except per share data) (Unaudited)

	Notes	2015	2014
REVENUE
Gold and by-product sales		$9,919,100	$9,796,800

EXPENSES
Cost of sales, excluding depreciation	15	8,630,300	8,126,300
Depreciation and amortization, cost of sales	15	1,748,700	1,704,500
Adjust inventory to net realizable value, cost of sales	3 & 15	2,468,100	340,700
General and administrative		885,200	1,030,900
Depreciation - G&A		10,700	55,900
Recovery of prior impairment	4	-	(75,500)
Exploration expense	17	14,400	291,400
Property maintenance expense	17	4,500	253,700
Subtotal operating expense		13,761,900	11,727,900

Operating loss		(3,842,800)	(1,931,100)

OTHER INCOME (EXPENSE)
Interest income		400	1,700
Interest expense		(981,900)	(1,329,300)
Unrealized gain on derivatives		-	50,900
Loss on asset disposals		(412,700)	-
Realized gain on foreign exchange	18	1,700	2,340,000
Other income		106,700	11,400
Subtotal other (loss) income		(1,285,800)	1,074,700
Loss before income tax		(5,128,600)	(856,400)

Income tax expense	10	-	-
Net loss		$(5,128,600)	$(856,400)

COMPREHENSIVE (LOSS) INCOME
Unrealized loss on translating the financials of foreign operations		(2,500)	(3,600)
Reclassification of loss on investments available-for-sale to other income		-	81,600
Reclassification of realized foreign exchange gains to income	18	-	(1,543,700)
Other comprehensive loss		(2,500)	(1,465,700)

Comprehensive loss		$(5,131,100)	$(2,322,100)

EARNINGS PER SHARE
Basic loss share	16	$(0.02)	$(0.00)
Diluted loss per share	16	$(0.02)	$(0.00)

Basic weighted-average shares outstanding		208,326,263	190,168,574
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		-	-

Diluted weighted-average shares outstanding		208,326,263	190,168,574

The accompanying notes are an integral part of these consolidated financial statements.

4

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Months Ended March 31

(Reported in US Dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, January 1, 2014	189,922,100	$133,843,300	$(65,761,800)	$7,384,200	$1,044,300	$76,510,000
Share-based compensation	398,900	71,100	-	89,900	-	161,000
Exercise of stock options	35,400	5,300	-	(5,300)	-	-
Reclassification of loss available-for-sale to income	-	-	-	-	81,600	81,600
Warrants issued for financing (Note 8)	-	-	-	500,800	-	500,800
Foreign exchange (FX) gain reclassified to income and unrealized FX loss	-	-	-	-	(1,547,300)	(1,547,300)
Net loss	-	-	(856,400)	-	-	(856,400)

Balances, March 31, 2014	190,356,400	$133,919,700	$(66,618,200)	$7,969,600	$(421,400)	$74,849,700

Balances, January 1, 2015	207,347,400	$134,992,600	$(81,122,000)	$9,144,600	$(436,000)	$62,579,200
Share-based compensation	1,702,200	127,400	-	24,500	-	151,900
Exercise of stock options	7,800	900	-	(900)	-	-
Unrealized foreign exchange loss	-	-	-	-	(2,500)	(2,500)
Net loss	-	-	(5,128,600)	-	-	(5,128,600)

Balances, March 31, 2015	209,057,400	$135,120,900	$(86,250,600)	$9,168,200	$(438,500)	$57,600,000

The accompanying notes are an integral part of these consolidated financial statements.

5

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31

(Reported in US Dollars, unaudited)

	Notes	2015	2014
Cash flows from operating activities:
Net loss		$(5,128,600)	$(856,400)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:
Depreciation - G&A		10,700	55,900
Depreciation and amortization - cost of sales	15	1,748,700	1,704,500
Adjust inventory to net realizable value, cost of sales	15	2,468,100	340,700
Amortization and accretion of discounts for notes	8	361,100	261,200
Unrealized gain on derivatives		-	(50,900)
Deferred income tax expense	10	-	(76,200)
Share-based compensation expense	13	151,900	161,000
Accretion of asset retirement obligation	7	112,400	110,900
Gain on sales of investments available-for-sale		-	(3,000)
Loss on asset disposals and exchanges, within investing activities		412,700	-
Recovery of prior asset impairment, sale of portion of Kendall land		-	(75,500)
Realized gain on foreign exchange, within financing activities	18	-	(2,340,000)
Changes in operating assets and liabilities:
Increase in inventories		(1,069,500)	(1,476,900)
(Increase) decrease in prepaid and other assets		(58,300)	403,400
Increase (decrease) in accounts payable and accrued liabilities		1,902,600	(1,762,500)
Decrease in asset retirement obligations	7	(123,600)	(107,400)
Total adjustments		5,916,800	(2,854,800)

Net cash and cash equivalents provided by (used in) operating activities		788,200	(3,711,200)

Cash flows from investing activities:
Purchases and development of property and equipment		(772,300)	(329,900)
Additions of stripping activity assets		-	(507,900)
Decrease (increase) in restricted cash		309,100	(100)
Proceeds from sale of investments available-for-sale		-	137,900
Proceeds from sale of property and equipment		110,000	495,500

Net cash and cash equivalents used in investing activities		(353,200)	(204,500)

Cash flows from financing activities:
Loan funding net of discount	8	-	21,304,800
Repayments of notes payable, net of fees and foreign exchange gain	8	(585,500)	(15,912,200)
Repayments of finance lease obligations	9	(388,300)	(486,900)

Net cash and cash equivalents (used in) provided by financing activities		(973,800)	4,905,700

Effect of exchange rate changes on cash and cash equivalents		(2,700)	(2,500)
Net (decrease) increase in cash and cash equivalents		(541,500)	987,500
Cash and cash equivalents, beginning of period		2,162,200	789,900

Cash and cash equivalents, end of period		$1,620,700	$1,777,400

The accompanying notes are an integral part of these consolidated financial statements.

6

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the Three Months Ended March 31

(Reported in US Dollars, unaudited)

	2015	2014
Supplemental disclosures of cash flow information:

1. Interest paid	$508,500	$966,000

Supplemental disclosures of noncash activity:

1. Notes payable for mining equipment	$128,600	$418,500

The accompanying notes are an integral part of these consolidated financial statements.

7

ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate-management office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. inclusive of all the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint arrangements with other companies.

As of March 31, 2015, the Company had negative net working capital, current assets less current liabilities, of ($7.1) million and total assets of $92.3 million. $19.1 million of debt is due on January 31, 2016 under the Company’s principal credit agreement, and this debt must be paid-off or paid-down and refinanced by that date.

The Company is operating the Briggs open pit gold mine. Briggs is located in southeastern California and commenced commercial gold production in July 2009. Briggs produced and sold approximately 6,020 ounces of gold during the first quarter 2015, at an average gold price of $1,222 per ounce.

Mining recommenced at the Pinson Underground mine in June 2014. Pinson Underground mining activities are being incrementally advanced. Approximately, 7,900 tons of gold ores were mined at Pinson Underground in the first quarter of 2015. Pinson sold approximately 2,060 ounces of gold during the first quarter 2015, at an average gold price of $1,227 per ounce.

Development properties include the Mag Pit project at Pinson, located adjacent to the Pinson Underground and the Columbia gold project located near Lincoln, Montana. No work was conducted on either the Mag Pit or the Columbia projects in the first quarter 2015.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Ongoing work consists of the monitoring and treatment of water. Work commenced on a final closure Environmental Impact Study (EIS) and a draft operating permit amendment was issued in the first quarter 2015.

2.	Accounting policies:

Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standard 34 ‘Interim financial reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these interim financial statements are consistent with the accounting policies adopted in the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013, and as such, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013. These interim condensed consolidated financial statements were approved for issuance on April 28, 2015, by the Board of Directors.

8

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc. (“Pinson”); CR Briggs Corporation (“Briggs”); CR Kendall Corporation (“Kendall”); Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the condensed consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Joint Arrangements: A joint arrangement is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint arrangement exercise joint control, based on the terms of the agreement, over the entity (a “joint venture”) or over assets and obligations (a “joint operation”). Joint ventures are accounted for using the equity method of accounting. Joint operations recognize assets, liabilities, revenues and expenses in relation to their interests in the joint operation.

Segment Reporting

The Company currently operates as three business segments; two operating gold mines and all other operations. Management reviews the operating results, assesses performance and makes capital allocation decisions for each of these business segments at an operating unit level. Therefore, these operating units are operating segments for financial reporting purposes.

The Company evaluates each business segment based on a number of measures including production levels and revenues, cash flows, total segment expenses, unit production costs, and operating income before tax. Income tax, corporate finance income and expenses, corporate loans, and gains/losses on derivatives are managed on a consolidated basis and are included in the “All Other” segment.

The following two tables present revenue and profit (loss) information for the Company’s operating segments for the three months ended March 31, 2015 and 2014, respectively. The Pinson Underground mine was on care and maintenance in the first quarter of 2014, however it recognized in that quarter a foreign exchange gain realized when a loan tied to its purchase and development was refinanced and paid-off. This foreign exchange gain led to “operating income before tax” as reported below for the Pinson segment.

	Three Months Ended March 31, 2015
	Briggs	Pinson	All Other	Consolidated
Revenue
Gold and by-product sales	$7,386,800	$2,532,300	$-	$9,919,100
Gold ounces sold	6,020	2,063	-	8,083
Average gold price received	$1,222	$1,227	$-	$1,223

Results
Cost of sales, excluding depreciation	6,292,800	2,337,500	-	8,630,300
Depreciation and amortization, cost of sales	1,152,900	595,800	-	1,748,700
Adjust inventory to net realizable value, cost of sales	2,461,700	6,400	-	2,468,100
Other expense	544,900	22,000	1,633,700	2,200,600
Loss before income tax	$(3,065,500)	$(429,400)	$(1,633,700)	$(5,128,600)

9

	Three Months Ended March 31, 2014
	Briggs	Pinson	All Other	Consolidated
Revenue
Gold and by-product sales	$9,796,800	$-	$-	$9,796,800
Gold ounces sold	7,800	-	$-	7,800
Average gold price received	$1,253	$-	$-	$1,253

Results
Cost of sales, excluding depreciation	8,126,300	-	-	8,126,300
Depreciation and amortization, cost of sales	1,704,500	-	-	1,704,500
Adjust inventory to net realizable value, cost of sales	340,700	-	-	340,700
Other expense (income)	186,900	(1,340,000)	1,634,800	481,700
(Loss) income before income tax	$(561,600)	$1,340,000	$(1,634,800)	$(856,400)

The following table presents assets and liabilities information for the Company’s operating segments as at March 31, 2015 and December 31, 2014, respectively.

	Briggs	Pinson	All Other	Consolidated
Assets
As at March 31, 2015	$42,041,900	$35,888,600	$14,362,000	$92,292,500
As at December 31, 2014	$46,015,000	$35,003,800	$15,226,600	$96,245,400

Liabilities
As at March 31, 2015	$11,901,100	$3,424,900	$19,366,500	$34,692,500
As at December 31, 2014	$12,802,200	$1,902,500	$18,961,500	$33,666,200

The following table presents the cash flow information for the Company’s operating segments as at March 31, 2015 and 2014, respectively.

	Three Months Ended March 31, 2015
	Briggs	Pinson	All Other	Consolidated
Net cash and cash equivalents provided by (used in) operating activities	$611,100	$674,000	$(496,900)	$788,200
Net cash and cash equivalents provided by (used in) investing activities	221,500	(427,900)	(146,800)	(353,200)
Net cash and cash equivalents (used in) provided by financing activities	(942,800)	(235,500)	204,500	(973,800)
Effect of exchange rate changes on cash and cash equivalents	-	-	(2,700)	(2,700)
Net (decrease) increase in cash and cash equivalents	$(110,200)	$10,600	$(441,900)	$(541,500)

	Three Months Ended March 31, 2014
	Briggs	Pinson	All Other	Consolidated
Net cash and cash equivalents used in operating activities	$(322,400)	$(1,879,200)	$(1,509,600)	$(3,711,200)
Net cash and cash equivalents (used in) provided by investing activities	(827,100)	-	622,600	(204,500)
Net cash and cash equivalents (used in) provided by financing activities	(707,700)	(56,600)	5,670,000	4,905,700
Effect of exchange rate changes on cash and cash equivalents	-	-	(2,500)	(2,500)
Net (decrease) increase in cash and cash equivalents	$(1,857,200)	$(1,935,800)	$4,780,500	$987,500

Management estimates, assumptions, and judgments

Management is required to make estimates and judgments that affect the amounts reported in the consolidated financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates and judgments in future periods could be significant.

10

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments and reversal of previously recognized impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; costs to complete in-process inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets; asset depreciation and amortization rates; and provisions for legal cases and governmental penalties.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and timing of revenue recognition.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. These reclassifications have been deemed immaterial to the presentation.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Carrying amounts approximate fair value based on the short-term maturity of the instruments.

Inventories

Inventory includes recoverable and payable gold in stockpiled ores, in ores being processed on a leach pad, in the processing plant, at third-party processing plants, and at a third-party refinery. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value less estimated costs of completion. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs are not included in inventory.

Adjustments to net realizable value are reported in current period costs, i.e., to expense if for a commercial operation and to capital if for a project under development. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost of the inventory or current net realizable value less estimated costs of completion. Due to the change in the weighted average cost resident in inventory, the value of the reversal may differ to that of the write-down.

Recoverable gold ounces are calculated by multiplying the estimated future recovery-rate by the contained ounces of gold. When inventory is to be processed by a third-party, payable gold ounces are calculated by multiplying the estimated future payable-rate by the contained ounces of gold. The payable-rate is the contractual percentage of gold due the Company from the processor, net of any recovery-loss and net of the contractual fee earned by the processor.

Ore stockpiled represents mined gold ores that are awaiting sale or processing, either onsite at a Company-owned process facility or offsite at a third-party processing facility. Gold ore that is currently being treated on a leach pad and in processing plants represents in-process inventory. Doré bars at processing plants and refineries and refined gold represent finished goods inventory. Contained recoverable and payable gold ounces are saleable as ore, doré, or refined gold, and in all cases are removed from inventory when title passes to a buyer.

11

Supply inventories consist mostly of equipment-parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Supply inventories are presented separately within current assets.

Exploration and property-maintenance expenditures

Exploration relates to locating, evaluating, and defining what may develop into mineral resources. Exploration drilling and related modeling and technical studies are expensed unless management determines that such work has a reasonable probability of producing future economic benefits. Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same general vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies and scoping studies assessing the economic potential of the mineral resources; results from previous drilling programs; results of geological modeling, the proximity to mineral trends or other resources or reserves; and the extent to which ore-grades, ore-characteristics, and deposit-boundaries are being clarified and further defined by such work. Capitalized exploration would be classified as an investing activity in the statement of cash flows. Note 17 presents comparative exploration and property-maintenance expenditures.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. Property acquisition costs and drilling and assessment costs to develop mineral resources and reserves within existing mine areas are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and positive feasibility studies. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until ‘commercial production’ levels are achieved. Criteria considered in judging whether a mine is capable of operating in the manner intended by management and whether a mine has attained ‘commercial production’, include, but are not limited to, the following:

•	the unique nature and complexity of each project;
•	whether all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	the completion of a reasonable period of testing of equipment and productive processes;
•	whether the mine or processing facilities have reached and can sustain a pre-determined percentage of productive capacity;
•	mineral extraction and mineral recoveries are at or near the expected production levels;
•	the ability to sustain ongoing production, both functionally and economically, typically judged by achieving pre-determined productivity targets; and
•	the ability to produce minerals in saleable form, meeting quality or concentrate specifications.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons of ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset. Depreciation is calculated based on asset values net of any impairment.

12

Deferred Stripping Costs for Open Pit Mines: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: (1) it is probable that the stripping activity will have a future economic benefit, (2) the component of an ore body for which access has been improved has been identified, and (3) the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping activity assets are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area, usually a lower section of a specific pit. This amortization of stripping activity assets is assigned to inventory and flows though cost of sales as a cash operating cost as the inventory is reduced. Cash outflows related to stripping activity assets are included in investing activities.

Impairment evaluations

Producing mines, development and property costs, capitalized exploration, intangible assets and any other significant long-lived non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The CGU’s have been determined to be each mine and project, so long as each is operationally independent of the others. The recoverable amount is the higher of an asset’s estimated fair value less selling costs and estimated value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations in the amount that the asset’s net carrying cost exceeds its estimated recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. See Note 4 regarding impairments and reversals of impairments recognized.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the timing and risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability. When the liability is increased, an asset is also recognized if the related disturbances have a future benefit. If the liability is increased for a property that is already closed or if the related disturbance is not expected to have a future benefit, an expense provision is recognized. If the liability is decreased for a property that is already closed or for a property that has been fully depreciated, then an income recovery provision is recognized.

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Financial instruments

Held-to-maturity investments, receivables, loans, and other financial instruments are measured at amortized cost. Held-for-trading or held-for-sale financial instruments are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore has not employed hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, assumptions and judgments are required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values of financial instruments as of:

			March 31, 2015		December 31, 2014
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$1,620,700	$1,620,700	$2,162,200	$2,162,200
Restricted cash	Loans and receivable	1	4,006,900	4,006,900	4,316,000	4,316,000
Total financial assets			$5,627,600	$5,627,600	$6,478,200	$6,478,200

Financial liabilities:
Accounts payable and other liabilities	At amortized cost	N/A	$6,844,600	$6,844,600	$5,298,000	$5,298,000
Notes payable	At amortized cost	2	21,883,000	20,540,700	21,483,600	20,636,500
Finance leases	At amortized cost	N/A	2,774,600	2,774,600	3,162,900	3,162,900
Total financial liabilities			$31,502,200	$30,159,900	$29,944,500	$29,097,400

The Level 2 fair value estimates for notes payable are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

Warrants

The value of warrants issued by the Company is a non-recurring, fair value estimate determined using Level 3 inputs.

In the first quarter of 2014, as described in Notes 8 and 12, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term in conjunction with a debt financing. The warrants were determined to have a non-recurring fair value of $0.5 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60 percent, and a risk-free rate of 1.21 percent. In November 2014, all of the 10,000,000 warrants were cancelled, without further accounting recognition.

Also in 2014, as described in Note 12, the Company issued 15,380,000 common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term in conjunction with a private placement of stock. The warrants were determined to have a non-recurring fair value of $0.9 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 53.4%, and a risk-free rate of .98 percent. In November 2014, 9,453,991 of these warrants were cancelled, without further accounting recognition.

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Nonfinancial liabilities

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of the dates indicated.

	March 31, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,482,600	$-	$-	$4,493,800

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included with the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates for AROs. See Note 7 for additional information about the AROs and the ARO roll-forward.

Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured.

Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery.

Pinson Underground sells gold ore. Ore sales are recognized as operating revenues upon delivery to the buyer.

Share based compensation

Under the Company’s Stock Option and Restricted Stock Unit Plans (see Note 13), common shares and common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase in Contributed surplus.

Share-based compensation expense is based on the fair value of the shares and options at the time of grant, adjusted for estimated future forfeitures based on historical data. Share-based compensation expense is recognized over the estimated vesting periods of the respective securities. The expense is adjusted quarterly based on actual forfeitures. Consideration paid to the Company upon exercise of options is credited to Share capital.

Income taxes

Income taxes comprise the provision for or recovery of taxes paid and payable in the future. Deferred income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. Estimated future income tax assets are adjusted to amounts that are judged more likely than not to be realized.

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Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. The resulting translation gains or losses are normally included as a separate component of other comprehensive income (loss). See Note 18 regarding realization of a translation gain upon settlement of loans denominated in CAD in the first quarter of 2014.

Recently issued Financial Accounting Standards and their impact upon the Company

IFRS 15 – Revenue from Contracts with Customers – On May 28, 2014, the ISAB issued IFRS 15 Revenue from Contracts with Customers. This Standard outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. It supersedes current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations. The key principle of this Standard is that an entity will recognize revenue when it transfers promised goods or services to customers for an amount that reflects its expected consideration. The Standard introduces far more prescriptive and detailed implementation guidance than was included in IAS 18, IAS 11 and the related interpretations. The effective date for the Standard is for reporting periods beginning on or after 1 January 2017 with earlier adoption permitted. The Company has determined there will be no impact on our consolidated financial statements.

3. Gold inventories:

Gold inventories are carried at the lower of weighted-average fully-burdened cost or net realizable value less estimated costs of completion. The weighted-average fully-burdened cost is a measure inclusive of depreciation, stripping amortization, and other non-cash costs, consistent with IFRS. The lower of fully-burdened cost or net-realizable-value adjustment is a non-cash revaluation determined by comparing the then current market price of gold to an estimated fully-burdened weighted average cost to complete the inventory for sale. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost-to-complete the inventory or current net realizable value, and due to changes in the updated valuations, the absolute value of the reversal may differ to that of the write-down. Estimated fair values as of March 31, 2015 and December 31, 2014 were based on Level 3 inputs described above within the fair-value hierarchy.

At March 31, 2015, the London p.m. fix price was $1,187 per ounce of gold, and as Briggs’ and Pinson’s weighted average cost per ounce were greater than this estimated net realizable value less costs of completion, a $2.5 million write-down was recognized in the first quarter 2015. Cumulatively at December 31, 2014, a $3.8 million valuation allowance remained within inventory. Cumulatively at March 31, 2015, a $5.0 million valuation allowance remained within inventory. $1.3 million of valuation allowances flowed through cost of sales as a reduction in depreciation expense in the first quarter of 2015.

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Gold inventory levels are shown below as of the indicated dates.

	March 31,	December 31,
	2015	2014
Ore stockpile - Briggs	$800,300	$1,210,900
Ore stockpile - Pinson	1,084,600	692,600
Leach pad - Briggs	14,819,300	13,381,600
Process plant - Briggs and refinery	6,107,500	5,925,900
Allowance for adjustments to net realizable value	(5,012,400)	(3,828,300)
Total gold inventories	$17,799,300	$17,382,700

4.	Property, plant, mine development, and mineral interests, net:

		As of March 31, 2015
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$43,164,800	$30,075,400	$13,089,400
Mine development	UOP	26,899,800	11,373,100	15,526,700
Deferred stripping	UOP	3,947,300	3,140,000	807,300
Mineral interest	UOP	44,532,100	5,743,000	38,789,100
Asset retirement cost	UOP	340,300	16,000	324,300
Impairment Allowance for Mine Development		-	3,537,400	(3,537,400)
Impairment Allowance for Mineral Interests		-	2,331,500	(2,331,500)
Totals		$118,884,300	$56,216,400	$62,667,900

		As of December 31, 2014
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$44,417,900	$29,597,500	$14,820,400
Mine development	UOP	26,413,900	9,881,300	16,532,600
Deferred stripping	UOP	3,947,400	3,061,700	885,700
Mineral interest	UOP	44,533,500	5,067,100	39,466,400
Asset retirement cost	UOP	340,300	8,800	331,500
Impairment Allowance for Mine Development		-	3,537,400	(3,537,400)
Impairment Allowance for Mineral Interests		-	2,332,900	(2,332,900)
Totals		$119,653,000	$53,486,700	$66,166,300

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A roll-forward of property, plant, mine development, and mineral interests, net, for the three months ended March 31, 2015 follows.

	Briggs (a)	Pinson (b)
Beginning balance, January 1, 2015	$22,065,600	$33,965,500

Acquisitions and development capitalized	192,400	498,000
Depreciation and amortization	(2,869,100)	(786,300)
Dispositions	(522,700)	-
Net change in the period	(3,199,400)	(288,300)

Ending balance, March 31, 2015	$18,866,200	$33,677,200

	Columbia (c)	Other (d)	Total
Beginning balance, January 1, 2015	$9,081,400	$1,053,800	$66,166,300

Acquisition/development capitalized	-	-	690,400
Depreciation and amortization	-	(10,700)	(3,666,100)
Dispositions	-	-	(522,700)
Net change in the period	-	(10,700)	(3,498,400)

Ending balance, March 31, 2015	$9,081,400	$1,043,100	$62,667,900

(a)	Briggs Mine, California:

Briggs is an operating gold mine located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Briggs is not subject to any royalties. Four satellite properties located approximately four miles north of Briggs are included with Briggs in the table above. These satellite properties are known as the Cecil R, Jackson, Mineral Hill, and Suitcase.

(b)	Pinson Underground and Mag Pit projects, Nevada:

The Pinson property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend. The property includes two projects, the Pinson Underground project and the Mag Pit project on private property. Pinson is subject to net smelter return (“NSR”) royalties to third-parties. The royalties vary by parcel, but average approximately six percent for Pinson Underground and three to six percent for the Mag Pit.

Mining re-commenced at the Pinson Underground mine in June 2014, the mine having been on care and maintenance since June 2013. An updated resource study, long-term underground mine plan, and a positive pre-feasibility study supporting development of the Mag Pit project were released in October 2014. Pinson Underground mining activities and development are being advanced. Active development of the Mag Pit project is dependent on the permitting process.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The Company commenced data collection for a feasibility study in mid-2012 and work on a feasibility study is expected to continue in future periods. The patented claims are subject to NSR royalties that range from zero percent to six percent.

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(d)	Other Properties and Kendall, a property under reclamation:

Mineral Rights, Montana: The Company owns a package of approximately 830,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $1.0 million at March 31, 2015 and December 31, 2014.

Bluebird Prospect, Montana: The Company owns a 100 percent interest in 6 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 miles southwest of the town of Philipsburg, Montana. The Blue Bird Prospect was initially acquired by the Company in January 2013 by claim-staking. The capitalized basis of the property is $0 at March 31, 2015 and December 31, 2014.

Sand Creek Uranium Joint Arrangement, Wyoming: The capitalized basis of this property was less than $0.1 million at March 31, 2015 and December 31, 2014. In August 2006, the Company and Uranium One Exploration USA Inc, (“Uranium One”) formed the Sand Creek Joint Venture (“Sand Creek JV”). This is a “joint operation” and not a “joint venture” as defined by IFRS. The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in later periods (“the “Supplemental Agreement”). Under the Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 2015 to increase its interest in the project from 30 percent to 51 percent. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement. As of December 31, 2014, Uranium One reported having spent $1.4 million of the $1.6 million, and having increased their interest to 40.4 percent. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective cumulative expenditures or the 51/49 percent stipulated interest.

Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million at March 31, 2015 and December 31, 2014. The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. These two properties are available for a new joint venture.

CR Kendall Lands, Montana: The Company owns approximately 407 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was less than $0.1 million at March 31, 2015 and December 31, 2014.

Status of the Impairment Allowance for Non-Current Assets:

The balances of impairment allowances recognized in prior periods are shown in the tables above. There were no additional impairments or reversals of impairments in the first quarter of 2015.

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5.	Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following:

	March 31,	December 31,
	2015	2014
Kendall reclamation property (a)	$2,407,500	$2,417,500
Briggs mine (b)	1,148,100	1,332,100
Columbia property (b)	17,500	21,000
Reward project (b)	-	282,700
Pinson (b)	432,200	235,300
Other properties (b)	1,600	27,400
Total restricted cash - Non-current	$4,006,900	$4,316,000

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“MDEQ”), and $0.1 million is held in a bank trust benefiting a surety.

(b) Held in a bank trust benefiting a surety. Trustee may invest funds in US Treasury instruments and certificates of deposit.

Collateral deposits, totaling $308,000 related to the Reward and Clover bonds were released to the Company in the first quarter of 2015.

6.	Stripping Activity Assets:

This note addresses the costs of removing waste rock during the production phase of mining from within existing pits and is distinguished from deferred stripping to remove overburden from new pits during development. Please see Note 2 regarding the accounting treatments, but a principal difference is that amortization of stripping activity assets flows through cost of sales as a cash operating cost as inventory is sold instead of flowing through depreciation and amortization as does the amortization of deferred stripping and other development costs. Stripping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

The following schedule provides a roll-forward of the carrying values for stripping activity assets for the three months ended March 31, 2015 and twelve months ended December 31, 2014.

	March 31,	December 31,
	2015	2014
Balance, beginning of the period	$3,956,700	$5,425,700
Stripping activity assets added	-	1,108,700
Amortization	(91,900)	(1,752,100)
Impairment	-	(825,600)
Balance, end of the period	$3,864,800	$3,956,700

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7.	Asset retirement obligations (“ARO”):

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2014 were based on a discount rate of 10.0 percent and a cost inflation index of 1.32 percent. The schedule for payments to settle the ARO liabilities currently runs through 2030.

Kendall has been closed and engaged in remediation activities. The Kendall ARO of $1.2 million represents the present value of estimated future costs of operating a water treatment system and costs to maintain the property.

The following provides a roll-forward of AROs for all properties for the indicated periods:

	Three Months Ended	Year Ended
	March 31, 2015	December 31, 2014
Balance, beginning of the period	$4,493,800	$3,721,300
Settlements	(123,600)	(358,600)
Accretion expense	112,400	441,600
Change in estimate	-	689,500
Balance, end of the period	4,482,600	4,493,800
Less: asset retirement obligations - current	890,400	868,600

Asset retirement obligations - non-current	$3,592,200	$3,625,200

8.	Notes payable:

The following provides a roll-forward of notes payable for the indicated periods. Notes for equipment financings are included.

	Three Months Ended	Year Ended
	March 31, 2015	December 31, 2014
Balance, beginning of the period	$20,636,500	$19,006,900
Principal payments	(585,500)	(21,982,300)
Notes Issued	128,600	23,557,600
Transaction cost payable, non-current	-	1,100,000
Transaction costs for Waterton Note	-	(2,295,900)
Amortization and accretion of discounts	361,100	1,479,400
Replacement of equipment leases with notes	-	567,100
Foreign exchange effect	-	(796,300)
Balance, end of the period	20,540,700	20,636,500
Less: notes payable - current	19,422,000	1,830,500

Notes payable - non-current	$1,118,700	$18,806,000

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton. The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million, to pay termination fees due Sprott, and the balance was used for general working capital purposes including a reduction in trade payables.

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Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) January 31, 2016 (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the original credit facility, and (ii) an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a structuring fee of $440,000 and issued to Waterton 10,000,000 common-share purchase-warrants. Each of these warrants entitled Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years following the issue date. These warrants were cancelled in November of 2014.

Certain assets owned directly by Canyon Resources Corp, CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. are pledged as security under the Agreement. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee. $4.9 million of the debt was pre-paid in November 2014 upon the sale of CR Reward Corp. The loan origination costs were capitalized and are amortized over the minimum contractual life of the loan facility.

A roll-forward of the Waterton credit facility follows for the first three months of 2015. Accrued transaction fees, earned upon origination and upon renewal but not payable until termination, are included.

		Transaction
	Waterton Note	Costs	Net
Balance, beginning January 2015	$18,224,600	$(847,100)	$17,377,500
5% fee earned upon 1st annual renewal	856,200	(856,200)	-
Amortization of discount	-	361,100	361,100
Balance, end of period	$19,080,800	$(1,342,200)	$17,738,600
Less: current liability net of amortized transaction costs at
March 31, 2015			$17,738,600

Waterton note - non-current liability at March 31, 2015			$-

Interest expense on Notes payable follow for the three months ended:

	March 31,
	2015	2014
Interest expense	$462,700	$889,300
Amortization of debt transaction cost	361,100	252,400
Subtotal interest expense from Notes	$823,800	$1,141,700

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9.	Finance leases:

The following provides a roll-forward of finance leases for the three months ended March 31, 2015 and the year ended December 31, 2014.

	March 31,	December 31,
	2015	2014
Liability balance, beginning of the period	$3,162,900	$5,842,800
New leases	-	439,300
Payments applied to principal	(388,300)	(2,599,300)
Lease refinanced with note payable	-	(519,900)
Balance, end of the period	2,774,600	3,162,900
Less: finance leases - current liability	1,683,100	1,685,100

Finance leases - non-current liability	$1,091,500	$1,477,800

Cost of leased assets	$8,227,600	$8,227,600
Accumulated depreciation for leased assets	(4,655,600)	(4,336,100)
Net book-value of leased assets	$3,572,000	$3,891,500

The weighted average interest rate on finance-lease balances as of March 31, 2015 is 4.9 percent, with the range of rates varying between 2.5 percent and 10.0 percent. Interest and depreciation expenses for finance lease obligations and assets follow for the periods ended:

	March 31,
	2015	2014
Interest expense	$38,100	$55,700
Depreciation expense	$319,400	$364,800

10.	Income taxes:

Income tax expense is based on management’s estimate of the expected, weighted-average, annual income tax rate; 0 percent in 2015. This is the blended average of the applicable US federal and state rates. The Company is using the US income tax rate as the applicable statutory rate in 2015 as its primary operations are in the US.

Tax recognized in net income or loss:

	Three Months Ending
	March 31,
	2015	2014
Current tax expense	$-	$76,200
Deferred tax recovery	-	(76,200)
Income tax expense	$-	$-

Recognized deferred tax assets and liabilities:

There were no deferred tax assets and liabilities as of March 31, 2015 and December 31, 2014. Until the timing and magnitude of future taxable profits becomes clearer, the Company determined that there is not a sufficient probability that future taxable profits will be available to utilize tax loss carryforwards and deductible temporary differences. Loss carryforwards have extended carryforward-periods that do not commence expiry until 2018.

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There were changes in ownership in 2008 and 2011, per Section 382 of the Internal Revenue Code. These changes limit the utilization of US NOL’s that existed at the times of the ownership changes. The 2008 change occurred as a result of the Atna/Canyon merger and limits NOL’s existing on that date to approximately $1.0 million per annum. The 2011 change occurred as a result of trading by “5 percent stock-holders” and limits NOL’s existing on that date to approximately $3.6 million per annum. The NOL’s existing on the 2008 change date are subject to both limitations, whichever is more restrictive, while NOL’s generated between the two dates are subject to only the 2011 limitation. These limitations can be increased or decreased due to recognition of built-in gains or losses at the time of the changes as determined under the Internal Revenue Code.

Unrecognized deferred tax assets:

The Company recognizes the benefit of deferred tax assets only to the extent it is deemed probable that future taxable income will be offset by tax losses and deductible temporary differences. As of March 31, 2015, the Company’s unrecognized deferred tax assets attributable to tax losses were comprised of approximately $29.7 million of US net operating losses and $1.5 million of Canadian non-capital losses. As of December 31, 2014, the Company’s unrecognized deferred tax assets attributable to tax losses were comprised of approximately $27.7 million of US net operating losses and $1.5 million of Canadian non-capital losses. There were no unrecognized deferred tax assets attributable to Canadian capital losses. The US net operating losses expire between 2018 and 2035, and the unrecognized Canadian non-capital losses expire between 2028 and 2032. Unrecognized deferred tax liabilities and assets attributable to temporary differences relate principally to differing tax bases in mineral properties.

11.	Commitments and contingencies:

a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation (“CRK”), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. From 1995 to the present time, the Company conducted closure activities. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $15.7 million has been expended on closure and reclamation activities at Kendall.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final Environmental Impact Study (EIS) closure study. As part of this agreement, Kendall submitted in July 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. In October 2014, Atna was advised by the MDEQ that it had reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and had determined that the amendment application was complete and complied with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. The MDEQ issued a draft permit amendment and awarded a contract to an independent engineering firm to write the environmental analysis for the final EIS to support the final closure plan. Work on the EIS commenced in March 2015.

CRK has deposited approximately $2.4 million in a fund with the MDEQ to accomplish required reclamation work. Once a final Record of Decision on the final closure plan has been issued by the MDEQ as part of the Agreement, CRK will create a trust fund to provide for any future operation, and maintenance of water treatment and closure facilities. Funds remaining on deposit with the MDEQ may be utilized in funding this trust. In addition to this deposit/bond, other reclamation bonds totaling $0.2 million and having collateral deposits of $0.1 million are in place for Kendall.

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(b)	Surety bonds:

All reclamation and surety bonds are subject to at least annual review and adjustment. Surety bonds not described above for Kendall or below for other properties amount to less than $0.1 million and involve less than $0.1 million in restricted cash as collateral.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via a surety, has posted reclamation bonds with these agencies in the amount of $4.5 million. Restricted cash held as collateral by the surety and related to the Briggs Mine amounts to $1.1 million.

The reclamation bonds posted for Pinson total $1.7 million. Restricted cash held as collateral by a surety and related to Pinson currently amount to $0.4 million.

(c)	Property lease commitments:

The Company has entered into various leases for office space and office equipment. As of March 31, 2015, there were future minimum lease payments of approximately $0.1 million per year for all office space and office equipment leases. The current office space lease terminates in May 2021.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.1 million annually. The mining lease arrangements start with a primary length that ranges between five to twenty years and are renewed at the Company’s discretion.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands. The Company’s present inventory of claims would require approximately $0.2 million in annual rental fees, however, this amount may change as claims are added or dropped at the Company’s discretion.

12.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding for the three months ended March 31, 2015 and the year ended December 31, 2014.

	Number of Shares
	March 31,	December 31,
	2015	2014
Balance, beginning of the period	207,347,362	189,922,144
Option exercises	7,833	35,377
Compensation and payments with Restricted Shares	1,702,185	2,009,841
Equity Offerings	-	15,380,000
Balance, end of the period	209,057,380	207,347,362

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See Note 2 for the determination of the fair values of warrants issued, expired, or cancelled in 2014. See Note 13 pertaining to the exercise of options and to options and restricted shares issued as compensation.

On August 22, 2014, the Company completed a non-brokered private placement by issuing 15.4 million common shares for net proceeds of C$2.0 million. Under this agreement, the Company also issued 15.4 million common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term. In November 2014, 9,453,991 of these warrants were cancelled, leaving a balance of 5,926,009 warrants outstanding. No warrants were exercised in the three months ending March 31, 2015 or in the year 2014. The following is a summary of warrants outstanding as of March 31, 2015.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

August 22, 2017	2.40	CAD$0.18	5,926,009
			5,926,009

13.	Stock Option and Restricted Stock Unit (RSU) Plans — Share-based compensation:

Atna has consistently used share-based compensation with future vesting dates to attract personnel, annually reward personnel for performance, and incentivize future performance. The Company also uses RSU’s with immediate vesting to replace the cash compensation of directors and to replace a portion of the cash compensation of officers.

On May 7, 2013, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”) and approved a Restricted Stock Unit Plan (“RSU Plan”). Both plans are administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option and RSU shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of March 31, 2015, there were a maximum of 20.9 million underlying shares available under the Plans of which 14.5 million have been granted and are outstanding. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Plans. The Board may terminate or amend the Plans at any time and for any reason. The Plans do not have a termination date, but according to TSX requirements, all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Plans, the shareholders will next be asked to renew the Plans in 2016.

The exercise price of each stock option and each RSU is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option and RSU is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated at a later date by the Compensation Committee.

The fair values of options with future vesting are estimated on the date of grant using a Black-Scholes valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The fair values of RSUs with future vesting are estimated on the date of grant using an intrinsic-value model that uses the assumptions noted in the RSU-assumption table below. The Company uses historical information in estimating the expected term. Future vesting periods have typically been over a two-year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; currently the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

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The following table provides certain stock option and RSU disclosures for the quarters ended March 31:

	2015	2014
Stock-based compensation expense - C$ millions	$0.2	$0.2
Intrinsic value of options exercised - C$ millions	$0.0	$0.0
Fair value of awards vesting - C$ millions	$0.1	$0.0
Cash received on option exercises - C$ millions	$0.0	$0.0
Unamortized stock-based compensation expense - C$ millions	$1.0	$0.3

The following table summarizes the weighted-average assumptions used in determining fair values of option grants with future vesting dates during the quarters ended March 31:

	2015	2014
Grant date fair value	CAD$0.06	CAD$0.12
Grant market price	CAD$0.10	CAD$0.20
Common share price at period-end	CAD$0.105	CAD$0.11
Expected volatility	97%	89%
Expected option term - years	3.3	3.1
Risk-free interest rate	0.4%	1.2%
Forfeiture rate	9.3%	10.2%
Dividend yield	0%	0%

The following table summarizes the weighted-average assumptions used in determining fair values for the RSU granted with future vesting dates during the quarters ended March 31:

	2015	2014
RSU's Granted	NA	260,286
Weighted Average Fair Value of Awards	NA	CAD$0.16
Market Price	NA	CAD$0.16
Pre-vest Forfeiture Rate	NA	10%
Grant Price	NA	CAD$0.00
Intrinsic Value Adjustment	NA	CAD$0.00

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The following tables summarize the stock option and RSU activity during the three months ended March 31, 2015:

		Weighted	Weighted	Weighted	Weighted	Aggregate
		Average	Average Share	Average	Average	Intrinsic
	Number	Exercise	Price on Date	Fair Value	Remaining	Value
Outstanding Grants	(000's)	Price CAD	of Exercise, CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	14,687	$0.45	$-	$0.19	2.9	$0.06
Granted	250	$0.10	$-	$0.06		$-
Exercised/Released	(157)	$0.01	$0.10	$0.14		$-
Cancelled/Forfeited	(311)	$0.54	$-	$0.23		$-
Balance, end of the period	14,469	$0.47	$-	$0.19	2.8	$0.23
Vested and exercisable, end of the period	9,915	$0.65	$-	$0.26	2.3	$0.05
Vested and expected to vest, end of the period	14,018	$0.48	$-	$0.20	2.7	$0.22

14.	Financial Risk Management:

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For the first quarter 2015, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For the first quarter 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed. Entering into and managing gold hedges has been limited in the aggregate by counter-party credit agreements stipulating margin lines of $500,000 to $600,000.

At March 31, 2015 and at December 31, 2014, the Company had no forward sales.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

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Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Under the continuing credit agreement with Waterton, certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. were pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of March 31, 2015
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$6,844,600	$6,240,400	$604,200	$-	$-	$-
Finance lease obligations	2,774,600	393,100	1,290,000	1,091,500	-	-
Notes and debt obligations	21,883,000	487,100	20,277,200	1,112,200	6,500	-

Total	$31,502,200	$7,120,600	$22,171,400	$2,203,700	$6,500	$-

		Payments due by Period as of December 31, 2014
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$5,298,000	$4,736,900	$561,100	$-	$-	$-
Finance lease obligations	3,162,900	388,300	1,296,800	1,477,800	-	-
Notes and debt obligations	21,483,600	509,900	1,320,600	19,653,100	-	-

Total	$29,944,500	$5,635,100	$3,178,500	$21,130,900	$-	$-

Capital management: The primary objectives of the Company’s capital management are to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage cash and financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 38 percent at March 31, 2015 and 35 percent at December 31, 2014. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of a debt obligation of C$17.5 million. Please see Note 18. Other than for this debt, retired in the first quarter of 2014, the Company’s assets, liabilities, revenues and costs have been primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

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One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Fluctuations in foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson Underground sells ore and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ores to Newmont Mining Corp. with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company has immaterial exposure to equity securities price risk because of immaterial investments held as available-for-sale.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

15.	Cost of Sales:

Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include exploration and property-maintenance expenses, holding costs, corporate office costs, impairments of non-current assets, business development costs and other period costs not associated with the production process. All mine-site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when products are sold.

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The following is a reconciliation of current period mine operating costs to cost of sales for the three-month periods ended:

	March 31,
	2015	2014
Mine operating costs, excluding depreciation and amortization	$9,608,300	$9,521,500
Increase in gold inventory, excluding depreciation and amortization	(978,000)	(1,395,200)
Production related depreciation and amortization	1,748,700	1,704,500
Adjustments of inventory to net realizable value	2,468,100	340,700

Total cost of sales	$12,847,100	$10,171,500

16.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. Common share equivalents, which include share options and warrants to purchase common shares, for the three months ended March 31, 2015 and March 31, 2014 that were not included in the computation of diluted EPS because the effect would be antidilutive were 18.3 million and 17.8 million common share equivalents, respectively. Because the Company reported net losses for the three months ended March 31, 2015 and March 31, 2014, the inclusion of common share equivalents would have an antidilutive effect on per share amounts and consequently, the Company’s basic and diluted EPS are the same for the three months ended March 31, 2015 and March 31, 2014.

17.	Exploration and property-maintenance expenditures:

Expensed exploration relates to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material. Maintenance expenses for non-operating properties include costs of maintaining land and mineral leases, costs of water disposal or treatment, and personnel costs.

The following schedules provide details of the Company’s exploration and property-maintenance expenses for the periods ended March 31st. The Company did not recognize any capitalized exploration in these periods.

	Three Months Ended
	2015	2014
Exploration expenses
Briggs	$2,800	$33,300
Pinson	11,600	225,900
Columbia	-	1,700
Other	-	30,500
Total exploration expenses	$14,400	$291,400

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	Three Months Ended
	2015	2014
Property - maintenance expenses
Reward (Sold in November 2014)	$-	$37,100
Pinson	4,500	216,600
Total property-maintenance expenses	$4,500	$253,700

18.	Foreign Exchange Gain in First Quarter 2014:

In the first quarter of 2014, the Company recognized a foreign-exchange gain of $2.3 million. The gain was realized via the retention of cash upon settlement of the loan with Sprott, denominated in Canadian dollars. The Sprott loan was repaid via the use of funds borrowed by Canyon Resources Corporation, denominated in U.S. dollars, from Waterton. The Company has limited other exposure to foreign exchange rates. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in the first quarter of 2014. The Consolidated Statement of Cash Flows includes this gain within the financing section.

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